EXHIBIT 99.2

BRAZAURO RESOURCES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

YEARS ENDED JANUARY 31, 2010 AND 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Brazauro Resources Corporation

We have audited the consolidated balance sheets of Brazauro Resources Corporation as at January 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years ended January 31, 2010, 2009, and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009, and the results of its operations and its cash flows for the years ended January 31, 2010, 2009, and 2008, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

May 13, 2010	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated May 13, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Morgan & Company”

May 13, 2010	Chartered Accountants

Tel: (604) 687-5841 Fax: (604) 687-0075 www.morgan-cas.com	P.O. Box 10007 Pacific Centre Suite 1488 - 700 West Georgia Street Vancouver, B.C. V7Y 1A1

Brazauro Resources Corporation
Consolidated Balance Sheets
(In Canadian Dollars)

	January 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$5,704,919	$6,021,592
Marketable securities (Note 5)	-	211,268
Accounts receivable	16,303	166,278
Prepaid expenses	26,557	39,702
Total current assets	5,747,779	6,438,840
Property and equipment:
Mineral properties and deferred expenditures (Note 6)	30,138,894	28,809,952
Equipment	141,756	137,144
Accumulated depreciation	(113,179)	(78,164)
Total property and equipment, at cost	30,167,471	28,868,932

Other assets	6,285	7,295
Total assets	$35,921,535	$35,315,067

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$753,327	$499,290
Asset retirement obligations	101,913	118,281
Note payable, less unamortized discount of $Nil (2009 - $1,154) (Note 7)	-	1,235,246
Total current liabilities	855,240	1,852,817
Shareholders’ equity
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares – 92,897,320
(2009 - 85,237,621) (Note 8)	86,516,227	82,105,968
Contributed surplus	11,939,724	10,105,066
Accumulated other comprehensive income	-	27,857
Deficit	(63,389,656)	(58,776,641)
Total shareholders’ equity	35,066,295	33,462,250
Total liabilities and shareholders’ equity	$35,921,535	$35,315,067

Subsequent events (Note 22)

Approved on behalf of the Board of Directors.	Director: “Mark E. Jones, III”
Director: “Brian C. Irwin”

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)

	Years Ended January 31,
	2010	2009	2008
Expenses:
General and administrative (Note 16)	$4,696,936	$3,726,591	$2,912,367
Finance charges	-	37,407	59,789
Write-down of mineral properties (Note 6)	-	20,922	684,582
Interest	11,563	107,074	177,115
Foreign exchange losses (gains)	78,614	(479,756)	925,504
	4,787,113	3,412,238	4,759,357
Other income:
Gain on sale of marketable securities	160,024	-	-
Interest income	14,074	93,151	278,206
Gain on sale of equipment	-	10,890	-
	174,098	104,041	278,206
Net loss before other comprehensive income	(4,613,015)	(3,308,197)	(4,481,151)
Unrealized (loss) income on marketable securities	(27,857)	27,857	-
Comprehensive loss	$(4,640,872)	$(3,280,340)	$(4,481,151)
Basic and diluted net loss per share	$(0.05)	$(0.04)	$(0.06)
Weighted-average number of shares outstanding	87,126,314	81,054,014	74,836,676

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders’ Equity
(In Canadian Dollars)

	Common Shares		Contributed	Accumulated Other Comprehensive		Total Shareholders’
	Number	Amount	Surplus	Income	Deficit	Equity
Balance at January 31, 2007	53,259,288	$53,729,055	$8,176,729	$-	$(50,987,293)	$10,918,491
Issued for cash, net of share issue cost	9,253,333	7,906,430	-	-	-	7,906,430
Issued for property acquisition	13,850,000	13,146,552	-	-	-	13,146,552
Stock-based compensation	-	-	465,675	-	-	465,675
Issued on exercise of stock options	75,000	24,691	(11,191)	-	-	13,500
Net loss for the year	-	-	-	-	(4,481,151)	(4,481,151)
Balance at January 31, 2008	76,437,621	74,806,728	8,631,213	-	(55,468,444)	27,969,497
Issued for cash, net of share issue cost	8,800,000	8,321,800	-	-	-	8,321,800
Warrants modification cost	-	(1,022,560)	1,022,560	-	-	-
Stock-based compensation	-	-	451,293	-	-	451,293
Unrealized income on marketable securities	-	-	-	27,857	-	27,857
Net loss for the year	-	-	-	-	(3,308,197)	(3,308,197)
Balance at January 31, 2009	85,237,621	82,105,968	10,105,066	27,857	(58,776,641)	33,462,250
Issued for cash, net of share issue cost	7,659,699	4,556,623	-	-	-	4,556,623
Agent’s warrants cost	-	(146,364)	146,364	-	-	-
Stock-based compensation	-	-	1,688,294	-	-	1,688,294
Unrealized loss on marketable securities	-	-	-	(27,857)	-	(27,857)
Net loss for the year	-	-	-	-	(4,613,015)	(4,613,015)
Balance at January 31, 2010	92,897,320	$86,516,227	$11,939,724	$-	$(63,389,656)	$35,066,295

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows
(In Canadian Dollars)

	Years Ended January 31,
	2010	2009	2008
Operating activities
Net loss for the year	$(4,613,015)	$(3,308,197)	$(4,481,151)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	37,205	23,688	21,596
Gain on sale of equipment	-	(10,890)	-
Stock-based compensation	1,688,294	451,293	465,675
Write-down of mineral properties	-	20,922	684,582
Gain on sale of marketable securities	(160,024)	-	-
Interest	1,161	75,378	144,692
Changes in non-cash operating working capital:
Accounts receivable	135,874	(138,166)	1,175
Prepaid expenses	10,835	64,487	(86,631)
Deferred stock issuance costs	-	-	58,250
Accounts payable and accrued liabilities	232,124	(55,356)	221,545
Net cash used in operating activities	(2,667,546)	(2,876,841)	(2,970,267)
Investing activities
Mineral properties acquisition and exploration	(1,230,097)	(3,155,623)	(4,739,669)
Equipment	(6,803)	(52,834)	(15,550)
Proceeds from sale of marketable securities	423,738	-	-
Purchase of marketable securities	(96,844)	(183,184)	-
Net cash used in investing activities	(910,006)	(3,391,641)	(4,755,219)
Financing activities
Repayment of notes payable	(1,235,246)	(1,005,100)	-
Proceeds from issuances of common shares, net	4,556,623	8,321,800	7,919,930
Net cash provided by financing activities	3,321,377	7,316,700	7,919,930
Effect of exchange rate changes on cash	(60,498)	335,237	(402,665)
Net (decrease) increase in cash and cash equivalents	(316,673)	1,383,455	(208,221)
Cash and cash equivalents, beginning of year	6,021,592	4,638,137	4,846,358
Cash and cash equivalents, end of year	$5,704,919	$6,021,592	$4,638,137

See accompanying notes.
See Note 17 for supplemental cash flow disclosure and non-cash investing and financing activities.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

1. Operations

Brazauro Resources Corporation (“the Company”) was incorporated in 1986 in British Columbia, Canada, and has been engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves.  During fiscal 2010, 2009 and 2008, the Company pursued gold exploration opportunities that have large scale potential, with prospects in South America as the primary focus.  See Note 6 for further discussion of the Company’s mineral property interests.

The nature of the Company’s operations results in significant expenditures for the acquisition and exploration of properties.  None of the Company’s properties have economically recoverable reserves or proven reserves at the current stage of exploration.  The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development and the discovery of economically recoverable reserves.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  The Company anticipates that cash and cash equivalents as of January 31, 2010 will be sufficient to satisfy the Company’s cash needs for general and administrative expenses, to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects during fiscal 2011.  These consolidated financial statements do not include any adjustments that may be required in the event that the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

2. Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars unless noted otherwise.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiary Brazauro Holdings (Brazil) Ltd. (“Brazauro Holdings”), a Canadian corporation, its wholly owned United States subsidiary, Star U.S. Inc. (“Star”), its wholly owned British Virgin Islands subsidiary, Brazauro Holdings (BVI) Ltd., and its wholly owned British Virgin Islands subsidiary, Resource Holdings 2004 (“RH 2004”) from their respective dates of acquisition.  The consolidated financial statements also include the three wholly-owned subsidiaries of Star, Diamond Operations, Inc. (“DOI”), Diamond Exploration, Inc. (“DEI”) and Continental Diamonds, Inc. (“CDI”).  The Company and Brazauro Holdings own 99.99% and 0.01%, respectively, of the common shares of Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), a Brazilian corporation. Brazauro Recursos Minerais Ltda. and Brazauro Holdings own 99.99% and 0.01%, respectively, of the common shares of Mineração Cachambix Ltda. (“Cachambix”), a Brazilian corporation.  RH 2004 and the Company own 99.99% and 0.01%, respectively, of the common shares of Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”), a Brazilian corporation.  Significant intercompany balances and transactions have been eliminated.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

The Company’s subsidiaries are integrated foreign operations. Foreign currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

a)	Monetary items are translated at the rates prevailing at the balance sheet dates;
b)	Non-monetary items are translated at historical rates;
c)	Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except depreciation, which is translated at historical rates;
d)	Gains and losses on foreign currency translation are reflected in the consolidated statements of operations.

Cash and Cash Equivalents

Cash is comprised of cash on hand and demand deposits.  Cash equivalents are money market instruments with maturity of three months or less.

Fair Value and Classification of Financial Instruments

As of January 31, 2010 and 2009, the fair value of cash and cash equivalents, investments in marketable securities, accounts receivable, and accounts payable and accrued liabilities approximates carrying values because of the short term nature of these instruments.

Marketable Securities

Marketable securities are classified as available-for-sale and are carried at quoted market value, where applicable, or at an estimate of fair value. Unrealized income (loss) on changes in fair values of available-for-sale financial assets are reflected in other comprehensive income, net of applicable future income taxes. Realized gains and losses are included in the consolidated statement of operations in the period in which they occur.

Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed.  When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value.

Equipment

Equipment is recorded at cost and depreciated on a straight-line basis over useful lives ranging from 2 to 5 years.

Long-Lived Assets

Long-lived assets include mineral properties and deferred expenditures, and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

2. Significant Accounting Policies (continued)

Asset Retirement Obligations

The Company follows the recommendations under Section 3110, “Asset Retirement Obligations”, of the Canadian Institute of Chartered Accountants Handbook (“Section 3110”).  These recommendations require accounting for the estimated fair value of legal obligations to reclaim and remediate mineral properties in the period incurred, at the net present value of the cash flows required to settle the future obligations. The corresponding amount is capitalized to the related asset and accounted for in accordance with the Company’s accounting policies for mineral properties and deferred expenditures. The liabilities are subject to accretion over time for increases in the fair value of the liabilities.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Remediation and reclamation expenditures are charged against earnings as incurred. At this stage of the Company’s exploration programs, remediation activities are performed immediately upon completion of each phase of exploration activities.

Income Taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Share Capital – Non-Monetary Consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX Venture Exchange on the date of the agreement to issue shares as determined by the Board of Directors.  Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value using the residual method.

Loss Per Share

Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted loss per share.  No shares were added to the weighted average number of common shares outstanding during the years ended January 31, 2010, 2009, or 2008 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

2. Significant Accounting Policies (continued)

Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model.  Stock options which vest immediately are recorded at the date of grant.  Stock options that vest over time are recorded over the vesting period using the straight line method.  Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date.  The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. Other comprehensive income (loss) includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

Measurement Uncertainty

Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty.  Management’s assessment of recoverability is based on, among other things, the Company’s estimate of current mineral reserves and resources which are supported by geological estimates, estimated gold and commodity prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for mineral properties and deferred expenditures.

3. Newly Adopted Accounting Policies

The Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections on a prospective basis.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

3. Newly Adopted Accounting Policies (continued)

General Standards of Financial Statement Presentation

Section 1400, “General Standards of Financial Statement Presentation”, includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Comprehensive Income

Section 1530, “Comprehensive Income”, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until such items are realized.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

Accordingly, a consolidated statement of operations and comprehensive loss forms part of the Company’s consolidated financial statements and displays current period net income (loss) and other comprehensive income (loss).  Other comprehensive income consists of unrealized gains on available-for-sale financial assets.  The cumulative changes in other comprehensive income are included in accumulated other comprehensive income within shareholders’ equity on the consolidated balance sheet.

Capital Disclosures

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed, and requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Goodwill and Intangible Assets

In February 2008, the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaced Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

3. Newly Adopted Accounting Policies (continued)

Financial Instruments - Disclosures

In June 2009, the CICA Handbook Section 3862, “Financial Instruments – Disclosures”, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The additional disclosure is intended to enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance;
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and
•	how the Company manages those risks.

The Company immediately adopted this amended standard in 2010 with no impact on its financial statements.

Financial Instruments - Presentation

Section 3863, “Financial Instruments – Presentation”, enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

Hedges

Section 3865, “Hedges”, specifies the criteria under which hedge accounting is permissible and how hedge accounting may be performed.  As at January 31, 2010 and 2009, the Company had not designated any hedging relationships.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than as held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments, and permits different policy choices for financial instruments that are not similar.  EIC-166 requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

3. Newly Adopted Accounting Policies (continued)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA Emerging Issues Committee issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  It requires an entity to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  This EIC is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  Retrospective application with restatement of prior periods is permitted but not required.  The application of incorporating credit risk into the fair value may result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption, with any resulting difference recorded in retained earnings (deficit), except when derivatives in a fair value hedging relationship are accounted for by the short cut method (the difference is adjusted to the hedged item) and for derivatives in a cash flow hedging relationship (the difference is recorded in accumulated other comprehensive income). The Company has evaluated this new section and has determined that the adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174, “Mining Exploration Costs”.  This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  The Company immediately adopted the EIC with no impact on its consolidated financial statements.

4.  Recent Accounting Pronouncements in Canada

The following recently issued accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

Section 1582, Business Combinations

Section 1582 applies prospectively to the Company’s business combinations on or after January 1, 2011.  Early adoption of this recommendation is permitted.  This section replaces Section 1581, “Business Combination”, and harmonizes the Canadian accounting standards with International Financial Reporting Standards (“IFRS”).  Under the new guidance, the purchase price used in a business combination will be the new fair value of the shares exchanged at their market price on the date of the exchange.  Currently, when shares are issued, they are valued based on the market price for a reasonable period before and after the date the acquisition is agreed upon and announced.  Under the new guidelines, all acquisition costs are expensed where currently they are capitalized as part of the acquisition costs.  There are also a number of other differences between the new guidelines and current GAAP.  The Company does not expect the adoption of this pronouncement to impact the consolidated financial statements.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

4. Recent Accounting Pronouncements in Canada (continued)

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests

Section 1601 and 1602 change the accounting and reporting of ownership in interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within equity, but separately from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners.  These standards apply prospectively to business combinations from January 1, 2011. The Company has evaluated this new section and has determined that the adoption of these new requirements has not had a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

5. Marketable Securities

	January 31,
	2010		2009
	Cost	Fair Value	Cost	Fair Value

IShares Silver Trust	-	-	$81,506	$91,555
SPDR Gold Trust	-	-	101,678	119,713
	-	-	$183,184	$211,268

As at January 31, 2009, investments in available-for-sale securities consisted of marketable securities, which had a market value of $211,268.  The carrying amount of these securities were subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation were recorded in Accumulated Other Comprehensive Income (“AOCI”), a component of shareholders’ equity.

During the fiscal year ended January 31, 2010, marketable securities were sold for total proceeds of $423,738.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its properties as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment.  The Company does not maintain title insurance on its properties.

Brazil Properties

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”).  The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. The Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying Agreements”) totaling $1,600,000 (U.S.) over a four-year period.  The Company has made all payments due under the Underlying Agreements.

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties.  Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil:  one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area.  The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area.  The Company is subject under DNPM regulations related to periodic renewal requirements for its exploration licenses, and certain of those exploration licenses’ initial three year terms expired during fiscal 2009.  The Company has complied with the renewal requirements on the Extension Area and the 4,275 hectare area, and in February 2009, the Company received the renovation on the exploration license in respect of the central 4,000 hectare area.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area.  In response, the Company undertook an extensive review of its title position.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company’s attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral (“DNPM”) and was still valid.  According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area.  The Company, through its subsidiary, Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), reached an agreement (“the Extension Area Agreement”) with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Brazauro Recursos Minerais Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon’s subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

On December 5, 2006, the DNPM published at the Brazilian Official Gazette that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007.  Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009.  The Company’s obligation to make the future payments was secured by the Cachambix shares. The Company has made all the payments under the agreement.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.).

The option agreement provides that the Optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Effective December 4, 2009, the Company entered into an amending agreement with the Optionors redefining the NSR royalty.  Under the amending agreement, the parties have agreed that the Company can buy down the royalty from 3.5 per cent to 1.5 per cent in two increments of 1 per cent each. The first payment of $2 million will be triggered by certain events including the exercise, if at all, by Eldorado Gold Corp. under its option/joint-venture agreement with the Company to acquire 60 per cent of the Tocantinzinho project, or failing such exercise, by completion of project financing, the making of a production decision or other specified events. The second payment of $3.5 million will be triggered by the making of a construction decision to proceed with the development of the Tocantinzinho project.  The amended royalty will cover all the ground referred to in the original agreement signed with the royalty holders in 2003, which encompasses the entire Tocantinzinho mineralized deposit.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties.  The Company agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. This additional property is not subject to the option agreement and therefore is not subject to the royalty.  The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007.  The Company has applied for a new exploration license.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000 and is discussed in Note 8 below.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company.  Subject to completing the earn-in, Eldorado will be entitled to exercise the option to acquire an initial 60% in the Tocantinzinho Properties by paying $40 million to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million, subject to increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million.  Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

On February 25, 2009, the DNPM published in the Brazilian Official Gazette the renewal of the exploration license for the 4,000 hectares related to the central area for an additional period of three years. On May 20, 2009, the DNPM announced the issuing of an extra period of two years for the additional exploration at the 10,000 hectares related to the Extension Area.

Bom Jardim Properties

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest of the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007 for a period of three years.

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company could acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below.  The Company was to issue $1,000,000 in common shares for the Bom Jardim Property.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Bom Jardim Properties (continued)

The number of Company shares to be issued to the third party was to be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48).  The parties agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which was anticipated to be executed during 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence.  Completion of the acquisition was conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held.  On closing, the Company would acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property was to be held in exchange for the Company shares.

The third party was to have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the Company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim properties from closing to the second anniversary of closing.  If the third party elected not to back-in, the third party was to be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property.  If the third party acquired the 60% interest, it would have had the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period.  Thereafter, the parties were to contribute proportionately to further expenses.  The Company was to have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Bom Jardim Property into production, in which case the third party’s interest will be increased to 75%.

In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplated on the LOI, both parties’ obligations were terminated.

Piranhas Properties

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 19,899 hectare Piranhas Property, located in Pará State, Brazil.  The Company has an option to earn 100% of the Piranhas Property, with no residual production royalty obligations, by payment of a total of BR$1,800,000 (Brazilian Reals) over three years.  An initial payment of approximately US$11,000 was made in July 2008. Advance payments in the amount of approximately US$8,800 were made during fiscal 2010. The remaining payments under the option agreement total approximately BR$1,770,000 and are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010):  $31,000, $63,000, $91,000 and $727,000, due in fiscal years  2011, 2012,  2013 and 2014, respectively.  The Company can terminate the option agreement at any time without further obligation. In November 2009, the Company applied for the exploration licenses to the 19,899 hectare Piranhas Property.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Piranhas Properties (continued)

In August 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The property has an exploration license granted by the DNPM in September 2009. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$700,000 over three years. An initial payment of BR$20,000 was made in September 2009. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $23,000, $40,000, and $326,000, due in fiscal years 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

In December 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$2,500,000 over three years. An initial payment of approximately $42,000 (BR$75,000) was made in January 2010. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $100,000, $157,000, and $1,128,000, due in fiscal years 2011, 2012 and 2013, respectively. The vendor will retain a 0.5% net smelter royalty, which the Company can repurchase for BR$3,000,000. The Company can terminate the option agreement at any time without further obligation. In December 2009, the Company applied for the exploration licenses to the 7,404 hectare area in the Piranhas Property.

Agua Branca Property

In August 2009, the Company entered into a non-binding letter of intent with Talon Metals Corp. (“Talon”) to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajos region of Para state, Brazil.

The non-binding letter of intent contemplates that, after due diligence by the Company was completed, the parties will enter into a definitive option agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which was expected on or before February 26, 2010 (extended to June 29, 2010), US$130,000 on or before December 31, 2010, and US$1,870,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000.

Effective December 10, 2009, the Company and Talon entered into a definitive agreement on the terms described above.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Crepori Property

In July 2006, the Company entered into an option agreement under which it could acquire the exploration license to the 8,175 hectare Crepori Property, located in Pará State, approximately 220 kilometers from Itaituba.  The Company had an option to earn 100% of the Crepori Property, with no residual production royalty obligations, by payment of a total of $800,000 (Brazilian Reals) over three years.  During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results, elected to terminate the option agreement in April 2008.  Accordingly, the capitalized acquisition and exploration costs totaling $576,694 and $20,922 were written off in fiscal 2008 and 2009, respectively, and the Company has no further obligations under the option agreement.

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003.  In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas.

The Company recorded a reserve for leasehold reclamation costs during fiscal 2004 of approximately $143,000, representing the estimated costs of the Company’s obligation to restore the Arkansas properties to their original condition prior to lease expiration and to perform reclamation activities as required by Arkansas regulatory authorities.  The Company performed reclamation activities during fiscal 2004 to 2007 and expects to complete the restoration during fiscal 2011.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

Mineral properties and deferred expenditures were as follows:	Balance at January 31, 2009	Additions	Impaired/ Write-Offs	Balance at January 31, 2010
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$20,633,911	$52,715	$-	$20,686,626
Exploration costs:
Drilling	3,893,127	-	-	3,893,127
Field expenses	2,434,516	37,823	-	2,472,339
Geological	750,145	23,740	-	773,885
Assay	399,414	-	-	399,414
Total exploration costs	7,477,202	61,563	-	7,538,765
Total Tocantinzinho Properties	28,111,113	114,278	-	28,225,391

Bom Jardim Properties:
Acquisition costs	72,709	-	-	72,709
Exploration costs:
Field expenses	232,194	418,574	-	650,768
Geological	270,602	99,240	-	369,842
Assay	18,516	50,475	-	68,991
Total exploration costs	521,312	568,289	-	1,089,601
Total Bom Jardim Property	594,021	568,289	-	1,162,310

Piranhas Properties:
Acquisition costs	11,468	63,166	-	74,634
Exploration costs:
Field expenses	459	277,707	-	278,166
Geological	82,352	40,520	-	122,872
Assay	-	17,082	-	17,082
Total exploration costs	82,811	335,309	-	418,120
Total Piranhas Property	94,279	398,475	-	492,754

Agua Branca Property:
Acquisition costs	-	63,258	-	63,258
Exploration costs:
Field expenses	-	142,735	-	142,735
Geological	-	9,966	-	9,966
Total exploration costs	-	152,701	-	152,701
Total Agua Branca Property	-	215,959	-	215,959

Other:
Acquisition costs	10,539	-	-	10,539
Exploration costs	-	31,941	-	31,941
Total acquisition costs	20,728,627	179,139	-	20,907,766
Total exploration costs	8,081,325	1,149,803	-	9,231,128
Total costs	$28,809,952	$1,328,942	$-	$30,138,894

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

6. Mineral Properties and Deferred Expenditures (continued)

	Balance at January 31, 2008	Additions	Impaired/ Write-Offs	Balance at January 31, 2009
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$20,479,634	$154,277	$-	$20,633,911
Exploration costs:
Drilling	2,484,341	1,408,786	-	3,893,127
Field expenses	1,919,018	515,498	-	2,434,516
Geological	620,282	129,863	-	750,145
Assay	332,001	67,413	-	399,414
Total exploration costs	5,355,642	2,121,560	-	7,477,202
Total Tocantinzinho Properties	25,835,276	2,275,837	-	28,111,113

Bom Jardim Property:
Acquisition costs	34,730	37,979	-	72,709
Exploration costs:
Field expenses	-	232,194	-	232,194
Geological	1,349	269,253	-	270,602
Assay	-	18,516		18,516
Total exploration costs	1,349	519,963	-	521,312
Total Bom Jardim Property	36,079	557,942	-	594,021

Piranhas Property:
Acquisition costs	-	11,468	-	11,468
Exploration costs:
Field expenses	-	459	-	459
Geological	-	82,352	-	82,352
Total exploration costs	-	82,811	-	82,811
Total Piranhas Properties	-	94,279	-	94,279

Crepori Property:
Acquisition costs	-	-	-	-
Exploration costs:
Field expenses	-	13,086	(13,086)	-
Assay	-	7,836	(7,836)	-
Total exploration costs	-	20,922	(20,922)	-
Total Crepori Property	-	20,922	(20,922)	-

Other:
Acquisition costs	692	9,847	-	10,539
Total acquisition costs	20,515,056	213,571	-	20,728,627
Total exploration costs	5,356,991	2,745,256	(20,922)	8,081,325
Total costs	$25,872,047	$2,958,827	$(20,922)	$28,809,952

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

7. Notes Payable

As discussed in Note 6, in February 2007, the Company entered into an agreement to purchase the shares of Cachambix.  The agreement provides for two payments of $1,000,000 (U.S.) each, to be paid in February 2008 and 2009, to the former shareholders of Cachambix.  The Company paid the first payment of $1,000,000 (U.S.) in February 2008, and the second payment of $1,000,000 (U.S.) in February 2009.  The liabilities due under the Cachambix agreement have been recorded as notes payable as follows (all amounts are in Canadian dollars unless otherwise indicated):
	January 31,
	2010	2009

Note payable, $1,000,000 (U.S.) face amount, non-interest bearing, due February 6, 2009	$-	$1,236,400
Less unamortized discount based on imputed interest rate of 7.6%	-	(1,154)
Note payable, current, less unamortized discount	$-	$1,235,246

8. Share Capital

The Company’s authorized share capital consists of unlimited number of common shares without par value.

In November 2009, the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804.  The Company paid brokerage cash commission on the placement of $308,867 plus additional share issuance costs totaling $113,315.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 3,829,849 warrants would entitle the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. Additionally, brokerage agents received 475,180 agent’s warrants, entitling the holder to purchase one additional unit of the Company at $0.65 until May 3, 2011; each unit consists of one common share and one half of one share purchase warrant (the “underlying warrant”), entitling the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. The fair value of the 475,180 agent’s warrants and 237,590 underlying warrants, $109,135 and $37,229, respectively, were recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 86%; risk-free interest rate, 1.28%; expected life of warrants, approximately 1.5 years.

As discussed in Note 6, in July 2008, the Company closed a private placement with Eldorado by the issuance of 8,800,000 units of the Company at the price of $0.95 per unit for gross proceeds of $8,360,000.  The Company paid stock issuance costs totaling $38,200.  Each unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each of the 4,400,000 warrants is exercisable to acquire one additional common share at a price of $1.30 per share until January 24, 2010. In January 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The fair value of the 4,400,000  amended  warrants of $444,738 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 100%; risk-free interest rate, 1.3%; expected life of warrants, 2 years.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

8. Share Capital (continued)

In March 2007, the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000.  The Company paid brokerage cash commission on the placement of $372,960 plus additional share issuance costs totaling $48,610.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 4,626,666 warrants would entitle the holder to purchase one additional common share of the Company at $1.60 until March 22, 2008. In February 2008, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25. In January 2009, the Company received approval from the TSX Venture Exchange to further amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The fair value of the 4,626,666 amended warrants of $577,822 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 97%; risk-free interest rate, 2.2%; expected life of warrants, approximately 1 year.

9. Share Purchase Warrants
During the year ended January 31, 2010, the Company issued 4,542,619 share purchase warrants (2009 – 4,400,000) and as of January 31, 2010, the following share purchase warrants were outstanding:

Number of Share Purchase Warrants	Exercise Prices	Expiry Date

4,626,666	$1.00	March 22, 2010
4,400,000	$1.00	January 24, 2011
3,829,849	$1.00	May 3, 2011
475,180	$0.65	May 3, 2011
237,590	$1.00	May 3, 2011
13,569,285

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price

Balance, January 31, 2007	-	-
Issued	4,626,666	$1.00
Balance, January 31, 2008	4,626,666	$1.00
Issued	4,400,000	$1.00
Balance, January 31, 2009	9,026,666	$1.00
Issued	4,542,619	$0.96
Balance, January 31, 2010	13,569,285	$0.99

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

10. Shareholder Rights Plan

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”).  By an agreement dated May 14, 2009, the Company amended its Rights Plan, and on June 12, 2009, shareholders ratified the Rights Plan, as amended, to maintain it in full force and effect. The Rights Plan, as amended, has an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier.  The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting.

The Rights Plan has been implemented by way of a rights plan agreement (the “Rights Plan Agreement”) which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the “Board”) considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company’s shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

11. Stock Option Plan

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 13,000,000 options. Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant.  Any consideration paid by the optionee on the exercise of options is credited to share capital. Options granted are subject to vesting requirements (generally, 25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years.

In April 2009, a total of 2,050,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.55 and an expiration date of April 24, 2014.  In October 2009, a total of 500,000 options were granted to the president of the Company with an exercise price of $0.70 and an expiration date of October 1, 2014. Additionally, in November 2009, a total of 1,000,000 options were granted to the president of the Company with an exercise price of $0.59 and an expiration date of November 25, 2014. In December 2009, a total of 2,355,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.75 and an expiration date of December 15, 2014.  As of January 31, 2010, the Company had a total of 10,701,634 common stock options outstanding at prices ranging from $0.50 to $2.00 with expiration dates from February 2010 to December 2014.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

11. Stock Option Plan (continued)

The activities in common stock option grants outstanding for the prior three fiscal years were as follows:

	2010		2009		2008
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	8,967,526	$1.15	9,052,000	$1.16	8,077,000	$1.34
Granted	5,905,000	0.65	500,000	0.51	1,900,000	0.65
Exercised	-	-	-	-	(75,000)	0.18
Forfeited	(4,170,892)	1.11	(584,474)	0.46	(850,000)	1.39

Outstanding, end of year	10,701,634	$0.88	8,967,526	$1.15	9,052,000	$1.16

The following table summarizes information about stock options outstanding at January 31, 2010:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options Exercisable	Weighted Average Exercise Price Of Options Exercisable
$0.50 to $0.55	3,720,000	$0.54	3.7	2,926,250	$0.54
$0.57 to $0.85	4,655,000	$0.69	4.2	3,842,500	$0.70
$1.30 to $2.00	2,326,634	$1.83	0.4	2,326,634	$1.83
	10,701,634			9,095,384

12. Stock-Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three years ending January 31, 2010 as follows:

	2010	2009	2008
Consulting	$38,833	$47,980	$122,683
Salaries	1,649,461	403,313	342,992
	$1,688,294	$451,293	$465,675

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

12. Stock-Based Compensation (continued)

These amounts have also been recorded as contributed surplus on the consolidated balance sheets.  As of January 31, 2010, the fair market value of the total compensation cost related to nonvested stock options to be recognized upon vesting totals $477,883 and is expected to be recognized in fiscal 2011 and 2012.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected volatility	85-89%	72-82%	69-71%
Risk-free interest rate	1.4 to 2.3%	2.2 to 3.1%	4.0 to 4.5%
Expected life	3.5 years	3.2 to 3.5 years	2.5 to 3.5 years
Weighted average fair value of options granted	$0.34	$0.28	$0.33

13. Income Taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company’s effective income tax expense (recovery) is as follows:

	Years Ended January 31,
	2010	2009	2008

Statutory rates	30%	31%	34%

Income tax at statutory rates	$(1,384,000)	$(1,021,000)	$(1,524,000)
Increase in taxes from:
Non-deductible items	512,000	149,000	164,000
Differences in foreign tax rates	275,000	597,000	904,000
Effect of change in tax rate	33,000	100,000	-
Benefit of losses not recognized	564,000	175,000	456,000
	$-	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of the Company’s future tax assets as of January 31 are as follows:

	January 31,
	2010	2009
Future income tax assets
Operating loss carryforwards	$12,170,000	$12,663,000
Property and equipment	128,000	133,000
Share issue cost	140,000	112,000
Valuation allowance for future tax assets	(12,438,000)	(12,908,000)
	$-	$-

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008
13. Income Taxes (continued)

The Company has available losses for income tax purposes of approximately $46 million, which may be carried forward and applied against future taxable income when earned.  Brazilian losses are offset by up to 30% of fiscal profits.  United States net operating losses may be limited if more than a 50% ownership change has occurred with respect to any Company included in the consolidated group.  If an ownership change has occurred, such losses are limited on an annual basis to the value of the respective Company on the date of change multiplied by the U.S. federal long-term, tax-exempt rate in effect for the period.  In addition, some U.S. net operating losses may be subject to other limitations based on taxable income from wholly owned subsidiaries on a stand-alone basis.

The losses expire as follows:

	Canada	United States	Brazil	Total
		(in Canadian dollars)

2011	$273,000	$1,338,000	$-	$1,611,000
2012	449,000	4,181,000	-	4,630,000
2013	-	1,263,000	-	1,263,000
From 2016 to 2031	3,843,000	18,453,000	-	22,296,000
Indefinitely	-	-	16,325,000	16,325,000
	$4,565,000	$25,235,000	$16,325,000	$46,125,000

At January 31, 2010, the Company has incurred approximately $512,000 (2009 - $512,000) of exploration and development costs which may be deducted against future Canadian taxable income subject to certain limitations.

14. Related Party Transactions

During fiscal 2010, 2009 and 2008, the Company paid consulting fees of $132,000, $127,785 and $181,895 respectively to directors for advisory services, and paid directors’ fees of $159,061, $93,500 and $Nil respectively to directors for advisory services.

Related party transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Contingencies

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject.

A legal action was filed against the Company in the Supreme Court of British Columbia, Canada, in August 1996 by James M. Cairns relating to a claim by Mr. Cairns for the failure of the Company to make a timely release of escrow shares.  In fiscal 2009, the action was dismissed for lack of prosecution.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

16. General and Administrative Expenses

General and administrative expenses consist of the following:

	Years Ended January 31,
	2010	2009	2008

Consulting and directors’ fees (Notes 12 and 14)	$516,553	$535,856	$480,774
Depreciation	37,205	23,688	21,596
Entertainment	66,578	83,877	67,556
Insurance	32,364	32,692	34,402
Office	169,518	195,931	145,714
Professional fees	488,273	633,156	330,903
Rent	72,359	46,717	39,984
Repairs and maintenance	5,833	9,310	18,645
Salaries and benefits (Note 12)	2,860,010	1,426,820	1,336,694
Shareholder relations	167,133	471,169	228,917
Travel	281,110	267,375	207,182
Total	$4,696,936	$3,726,591	$2,912,367

17. Supplemental Cash Flow and Non-Cash Investing and Financing Disclosure

	Years Ended January 31,
	2010	2009	2008
Supplemental cash flow disclosure:
Interest paid in cash	$-	$-	$-
Income taxes paid	-	-	-

Non-cash investing activities:
Shares and notes payable issued for mineral properties	$-	$-	$15,338,257

18. Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mineral exploration sector. The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and for providing support in addressing local and regional issues.  The Company’s mineral properties are located in Brazil.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

18. Segmented Information (continued)

Data relating to each of the Company’s reportable segments is presented as follows:

	2010	2009
Net loss
Canada	$2,339,863	$930,187
USA	1,307,880	1,335,319
Brazil	947,817	1,015,855
British Virgin Islands	17,455	26,836
	$4,613,015	$3,308,197
Equipment
USA	$6,974	$2,117
Brazil	21,603	56,863
	$28,577	$58,980
Mineral properties and deferred expenditures
Brazil	$30,138,894	$28,809,952

19. Management of Capital

The Company’s objective in managing capital is to maintain adequate levels of funding to support exploration of its mineral property interests, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s interests.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.

The Company has in the past invested its capital in liquid investments. This is to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns on unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.

20. Management of Financial Risk

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, investments in marketable securities, and accounts receivable.  The Company invests any excess capital in short-term, highly liquid and highly-rated financial instruments such as cash and short-term guaranteed deposits, all held within Canadian financial institutions.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

20. Management of Financial Risk (continued)

Liquidity Risk

The Company manages liquidity risk by maintaining sufficient cash and cash equivalents balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.

Market Risks

The significant market risks to which the Company is exposed include commodity price risk and interest rate risk.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold. The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for gold historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

Interest Rate Risk

In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Therefore, interest rate risk is not significant to the Company.

Foreign Exchange Risk

The Company’s property interests in Brazil make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

20. Management of Financial Risk (continued)

At January 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Brazilian Reals.

	January 31		January 31
	US Dollars		Brazilian Reals
	2010	2009	2010	2009

Assets
Cash	$262,624	$172,503	$96,153	$2,596,256
Marketable securities	-	170,875	-	-
Accounts receivable	1,765	2,172	7,440	283,968
Prepaid expenses	4,087	14,336	5,957	5,999
Liabilities
Accounts payable	(40,226)	(18,440)	(979,033)	(845,098)
Asset retirement obligation	(95,666)	(95,666)	-	-
Note payable	-	(999,067)	-	-
Net foreign currency monetary position	$132,584	$(753,287)	$(869,483)	$2,041,125

Based on the above net exposures at January 31, 2010, and assuming all other variables remain constant, a 10% change in the value of the United States Dollar against the Canadian Dollar would result in an increase/decrease of approximately $14,000 (2009 - $92,000) in net loss from operations and a 10% change in the value of the Brazilian Real against the Canadian Dollar would result in an increase/decrease of approximately $49,000 (2009 - $109,000) in net loss from operations.  During fiscal 2010, the Canadian Dollar strengthened against the United States Dollar by 13% and weakened against the Brazilian Real by 6%.  During fiscal 2009, the Canadian Dollar weakened against the United States Dollar by 23% and strengthened against the Brazilian Real by 6%.

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP (“US GAAP”).  The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures

Under Canadian GAAP, companies have the option to defer and capitalize mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off.  Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Mineral Properties and Deferred Expenditures (continued)

The significant differences in the consolidated statements of operations relative to US GAAP were:

	Years Ended January 31,
	2010	2009	2008

Net loss in accordance with Canadian GAAP	$(4,613,015)	$(3,308,197)	$(4,481,151)

Deduct:
Deferred exploration expenditures capitalized during the period	(1,149,803)	(2,745,256)	(2,194,762)
Add:
Deferred exploration expenditures written off in the period	-	20,922	569,950

Net loss in accordance with United States GAAP	$(5,762,818)	$(6,032,531)	$(6,105,963)

Basic and diluted net loss per share (United States GAAP)	$(0.07)	$(0.07)	$(0.08)

Weighted average shares outstanding (United States GAAP)	87,126,314	81,054,014	74,836,676

The significant differences in the consolidated balance sheets relative to US GAAP were:

	January 31,
	2010	2009

Shareholders’ equity – Canadian GAAP	$35,066,295	$33,462,250
Deferred exploration expenditures	(9,231,128)	(8,081,325)

Shareholders’ equity – United States GAAP	$25,835,167	$25,380,925

	January 31,
	2010	2009

Mineral properties and deferred exploration expenditures – Canadian GAAP	$30,138,894	$28,809,952
Deferred exploration expenditures expensed per United States GAAP	(9,231,128)	(8,081,325)

Acquisition costs of mineral properties – United States GAAP	$20,907,766	$20,728,627

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Mineral Properties and Deferred Expenditures (continued)

The significant differences in the consolidated statements of cash flows relative to US GAAP were:

	Years Ended January 31,
	2010	2009	2008
Net cash used in operating activities
Canadian GAAP	$(2,667,546)	$(2,876,841)	$(2,970,267)
Deferred exploration expenditures	(1,149,803)	(2,745,256)	(2,194,762)
US GAAP	(3,817,349)	(5,622,097)	(5,165,029)

Net cash used in investing activities
Canadian GAAP	(910,006)	(3,391,641)	(4,755,219)
Deferred exploration expenditures	1,149,803	2,745,256	2,194,762
US GAAP	239,797	(646,385)	(2,560,457)

Net cash provided by financing activities
Canadian GAAP and US GAAP	$3,321,377	$7,316,700	$7,919,930

Warrants Issued

Under United States GAAP, the fair value of the 3,829,849 (2009 - 4,400,000) warrants issued in the private placement in fiscal 2010 would be recorded as an increase in Warrants of $742,800 (2009 - $340,700) in Shareholders’ Equity as of January 31, 2010, and Common Share Capital would be reduced by $742,800 (2009 - $340,700) as of January 31, 2010.  The fair value of the warrants was calculated using the Black-Scholes model with the following assumptions: expected dividend yield, 0% (2009 – 0%); expected volatility, 99% (2009 - 84%); risk-free interest rate, 1% (2009 - 3%); expected life of warrants, 1.5 years (2009 – 1.5 years).

As discussed in Note 8, in fiscal 2009, the Company amended the 9,026,666 warrants outstanding.  Under United States GAAP, the fair value of the amended warrants would increase Common Share Capital by $237,000, decrease Contributed Surplus by $1,022,560, and increase Warrants by 785,560.

The cumulative effects under United States GAAP on Shareholders’ Equity are as follows: Common Share Capital would decrease by $1,328,400 (2009 - $585,600) to $85,187,827 (2009 - $81,520,368), Contributed Surplus would decrease by $1,022,560 (2009 - $1,022,560) to $10,917,164 (2009 - $9,082,506), and Warrants would increase by $2,350,960 (2009 - $1,608,160) to $2,350,960 (2009 - $1,608,160).

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements

1.
In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (the Company’s fiscal year beginning February 1, 2009), with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

2.
In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, which sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendment to their auditing standards. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

3.
In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”. This Statement clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities. This Statement also requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

4.
In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB 14-1”). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. FSP No. APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. APB 14-1 will be applied retrospectively to all periods presented. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately.  The adoption of APB 14-1 is not expected to have a material impact upon the Company’s financial position or results of operations.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements (continued)

5.
In May 2009, FASB issued SFAS No. 165, “Subsequent Events”. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: 1. The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2. The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3. The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

6.
In June 2009, FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”, effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

7.
In June 2009, FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The objective of this Statement is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

8.
In June 2009, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” (“EITF 09-1”). This Issue applies to entities that enter into share-lending arrangements on their own shares in contemplation of a convertible debt offering or other financing. This Issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of EITF 09-1 is not expected to have a material impact on the Company’s financial position or results of operations.

Brazauro Resources Corporation

Notes to Consolidated Financial Statements
(In Canadian Dollars)

Years Ended January 31, 2010, 2009 and 2008

21. Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

Recent Accounting Pronouncements (continued)

9.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification™ (“Codification”) as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009, which corresponds to the Company’s third quarter of fiscal 2010. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.  The adoption of SFAS 168 will not have an impact on the Company’s consolidated financial statements.

22. Subsequent Events

On March 22, 2010, a total of 300,000 common shares were issued as a result of exercise of the same number of stock options with an exercise price of $0.51.

On March 22, 2010, a total of 4,626,666 warrants with an exercise price of $1.00 expired unexercised.

On May 12, 2010, the Company entered into an agreement with Eldorado Gold Corporation (“Eldorado”), in which Eldorado would acquire, by way of court approved Plan of Arrangement, all the issued and outstanding shares of the Company; and each share of the Company will be exchanged for 0.0675 of a share of Eldorado plus a share of a new exploration company created to hold certain existing assets of the Company.

Through the transaction, Eldorado would acquire the Company’s flagship Tocantinzinho project as well as the Company’s Agua Branca and Piranhas properties. The remaining exploration assets of the Company will become assets of a newly incorporated company and all holders of the Company’s shares, except Eldorado, would receive one share of the new company for each share held of the Company. In addition, Eldorado will provide $10 million in funding to the new company upon the closing of the transaction.

All of the Company’s unexercised options and warrants will be exercisable for Eldorado shares on identical terms, adjusted in respect of exercise price and number, on the same exchange ratio being offered for the shares of the Company.

The Arrangement is subject to approval by holders of 66 2/3% of the Company’s common shares, options and warrants, voting as a single class; and approval by holders of a majority of the Company’s common share, other than Eldorado, who voted at a special meeting of the Company security holders called to approve the transaction.  The Arrangement is also subject to regulatory approval.